8/22

06019579

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Chorus Motors plc

*CURRENT ADDRESS: Montagu Pavilion
8-10 Queensway
Gibraltar

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

FILE NO. 82- 35051

FISCAL YEAR: 3/31/06

*Complete for initial submissions only ** Please note name and address changes*

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DAT: 1/3/07

CHORUS MOTORS

82-35051

Chorus Motors plc

2006 Annual Report

ARIS
3-31-06

CHORUS MOTORS PLC
www.chorusmotors.gi

About Chorus Motors plc

Chorus Motors plc has invented and developed improved AC induction motor/drive systems which provide high starting torque for a wide variety of high value patented and proprietary applications for many products. These high-value uses include:

The WheelTug™ integrated aircraft motor/drive system, licensed from Chorus Motors plc, which will enable commercial aircraft to move around airports without using their jet engines. WheelTug plc is handling the marketing, licensing and certification issues related to implementing this technology. WheelTug plc is currently a +95% owned subsidiary of Chorus Motors plc.

The Chorus® Starter Generator Technology for turbines is another high value product with a large market. We are in discussions with turbine makers regarding licensing this technology. As a starter-generator, the Chorus Starter Generator™ provides many advantages over systems currently in use. Our system is lighter and very efficient.

The Chorus® Starter Generator Technology for underground mining is a great high value market with many different product applications. We are working with Magnetek in this market.

The Chorus Ship Propulsion Technology is also a great high value patented and proprietary product for a very specific market. We have customer requests for product and we are looking for build partners.

Other Chorus® markets are being examined, but the decisions on which markets to provide will all be customer driven.

Chorus Motors plc is a majority-owned, publicly-traded subsidiary of Borealis Exploration Limited.

Contents

Chorus Motors Chairman's Letter to Members

14 June 2005

Fellow Members:

This year has seen further progress in our development of products which can be installed in real world applications. In June 2005 we successfully demonstrated that two watermelon-sized Chorus motors located on the nosewheel could move a 767 aircraft on the ground. Boeing produced a proprietary video which is spectacular and can be shown under non-disclosure agreement. The WheelTug™ work, done in concert with Boeing, shows that WheelTug, using Chorus Motors, is a viable way of powering airplanes on the ground whenever they are taxiing. WheelTugs eliminate the use of airport tow tugs now serving this purpose, as well as reducing emissions and noise. WheelTug is a very clear demonstration that a Chorus system can produce at least five times more startup torque than a comparable conventional drive system. WheelTug plc has taken on the task of integration, licensing and certification for WheelTugs; Chorus Motors continues the development of this technology.

In December 2005, Chorus Motors plc signed an agreement with Magnetek Inc., a market leader for drives and controls for the underground mining market. Together, we will be developing a traction drive technology for the entire underground mining industry. We will offer complete motor and drive systems that take advantage of the Chorus Motors' high overload capacity as well as our smaller footprint. This is an ideal application for Chorus Motors; in these applications both reliability and high-torque capacity are crucial. In-mine motors work in very arduous conditions; as a result they are typically overbuilt in order to compensate, and also to provide the overload capacity that to date could not be produced by a smaller machine. Chorus provides a rugged and robust solution that does the job in a smaller package. Additionally, our partner, Magnetek, expects to be able to promote to their customers (large OEMs) the added capabilities that Chorus brings to the table in terms of performance. Extra speed, higher grinding and ramming torques, and higher efficiency all make for mining equipment which gets more done in the same amount of time, presenting a big win in terms of value. We are awaiting the final specification for the launch product. While not as inherently exciting as moving aircraft, this is a patented and proprietary industrial application that is marked by relatively high unit numbers and prices.

Another product under development is a starter-generator for turbines. Turbines are used for a range of applications from power generation to jet propulsion to even large and powerful pipeline pumps. Turbines are currently started with pneumatic or hydraulic starters, but both have significant drawbacks because of complexity, maintenance, or associated systems. The most elegant solution is to use an electric motor to start the turbine, and also possibly to provide power generation capability when in operation. Such an arrangement will greatly reduce the maintenance and downtime that would otherwise be required, as well as weight, size and the cost of ownership. Turbine starters and starter-generators are an excellent application for Chorus, relying as they do on relatively short-duration overload capacity and low-power, high-speed operation.

We continue to design motors for different applications as companies approach us with their requirements. There are many applications where, similar to WheelTug, the capacities of our motors enable a technology. In other applications, the weight and size benefits encourage potential customers to approach us. We continue to design solutions for these applications in different fields.

Overall, 2006 has seen further progress towards systems which can be delivered and tested in the real world. We are bridging the gap between having a laboratory model and something ready to install in the real world.

Future direction

We expect that in the short term, we will be quoting motors for different applications. Chorus Motors are ideal for high-torque applications, and there are many areas where we have made progress along the road to product. We expect that, as happened with WheelTug, other applications for our technology will become evident as our innovations proceed. We remain open to these new avenues, while we focus on the specific applications discussed above.

We look forward to seeing Chorus systems installed for use in the challenging applications we are currently working and long term seeing Chorus systems in everyday use for high-torque/low-speed applications.

Chorus Motors plc

Rodney T. Cox
Chairman and Chief Executive Officer

Isaiah W. Cox
President

The Chorus Technology

The Chorus machine is made up of three components: the motor, the inverter, and the software. It takes all three, designed to work very closely with each other, in order to make an optimized Chorus system.

1: The Chorus Motors can be built by different suppliers, often using standard materials. Chorus machines have patented and proprietary custom windings, and are built to our specifications, but for the most part, they are very close to off-the-shelf equipment, and can be made using industry-standard frames. While we have our preferred suppliers, we are able to license the right to build the motors to potential customer's existing suppliers, reducing the risk to the customer, and making the supply chain easier to integrate.

2: The next component is the inverters, which control how the electricity is delivered to the motors. We have a close relationship with Semikron UK, which designs and builds inverters to meet our requirements. They have an excellent design team, and their components are known worldwide for their ruggedness.

3: The last piece of the puzzle is the Chorus patented and proprietary software which drives and controls the Chorus motors.

In each Chorus application, different technologies and geometries are used. Chorus Motors are most beneficial for applications which require high over-load capabilities and/or high intermittent torque. Chorus' systems scale as needed, although our benefits are most clearly seen above 5hp.

Management's Discussion and Analysis

We reported revenue of $1,016,448 for fiscal 2006 up from $550,000 for fiscal 2005. This revenue is from shares of sales in a subsidiary, not sale of product. We paid an administrative fee of $64,800 to Borealis Technical, which currently provides all our administrative services, and this produced a profit for the year of $951,648. The retained earnings carried forward were $562,848 compared to ($388,800) in 2005. This left our parent company owing Chorus, as a demand debt, $12,541,531 compared to $10,486,439 in fiscal 2005. The Company's only debt is to its subsidiary, WheelTug plc, of $69,333.

We ended the year with total net assets of $12,541,609 including our investment in shares of WheelTug plc.

Forward-Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will be unaffected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	21 Dec 1999	Director, Chairman of the Board, and Chief Executive Officer
Isaiah W. Cox	21 Dec 1999	Director, President, and Chief Operating Officer
Wayne S. Marshall	21 Dec 1999	Director
John Klys	21 Dec 1999	Director
Peter Vanderwicken	06 Sept 2000	Director
Nechama J. Cox	01 Aug 2001	Director
Stuart Harbron	23 July 2002	Director, and Chief Patent Officer
Giulio Pontecorvo	28 Aug 2003	Director
Robert T. Bauer	17 May 2004	(resigned 22 July 2005)

Secretary

Fidecs Management Limited

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2006.

Corporate Profile

The Company was incorporated on 18 March 1999 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as CHOMF on the Pink Sheets at www.pinksheets.com. 31 March 2006 CHOMF closed at $6.00 per share, with the yearly high at $20.00 per share, and the low at $5.00 per share.

Activities

The principal activity of the Company is that of researching, developing, building, and marketing the Chorus® Meshcon™ Technology. Chorus Motors plc owns 6,846,715 shares of WheelTug plc. See www.wheeltug.gi.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 12.

Borealis Technical Limited (Technical), the parent company, has conducted basic industrial research on its Chorus Meshcon motor technology since 1994, through itself and more recently through Chorus Motors plc. Chorus Motors plc has exclusive world rights to manufacture and market the Chorus Meshcon motor technology for which there are many patents issued and pending. All of the research expenditures to date have been undertaken and funded by Borealis Technical, and they are currently principally funded through the sale of shares in the subsidiary by the ultimate parent of the Company. All share sales proceeds by Chorus Motors plc are lent to Technical. Chorus Motors plc has no debt or any financial obligations of any sort at the present, as all of its costs are met by its parent. When Chorus Motors plc begins operations as a stand alone licensing, manufacturing and sales company for the Chorus motor technologies, then Chorus Motors plc will assume the normal corporate financial obligations for its type of business and trade.

The Chorus Meshcon technology is a novel electric motor/drive combination that uses electromagnetic harmonics to greatly increase the motor's torque. A Chorus system is smaller, lighter, and is expected to sell for a premium over a conventional motor with the same output. It is ideal for traction applications such as electric cars and trains.

WheelTug plc was incorporated on 9 February 2005, as a subsidiary of Chorus Motors plc, and is the assignee of the WheelTug™ programme announced with Boeing Phantom Works on 8 November 2004. The WheelTug technology may well be one of the first of the Chorus technologies brought to market.

Chorus Motors plc owns 6,846,715 shares of WheelTug plc. During 2006, Chorus motors sold 92,203 shares of WheelTug for $ 1,017,440. A current business plan for WheelTug plc is available under NDA.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Chorus motor technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income (such as income from WheelTug plc).

The Company has been in the development stage since its inception. The Company intends to retain its sublicence rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2006, the Company has lent money raised on its behalf and through the Sale of WheelTug plc shares to Technical which is owned by Borealis Exploration Limited, who are also in a development stage.

The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until the Chorus motor technology is being sold in the marketplace, and the Company is financially independent. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which is expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of products and licences and perhaps by further issues of shares. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year were as stated on page 5.
The interests of the directors in the shares of the Company in the year were as follows.

	Shares held at 31 March 2006	Shares held at 31 March 2005
Rodney T. Cox	48,165	48,165
Isaiah W. Cox	37,810	32,310
Wayne S. Marshall	29,171	29,171
John Klys	10,000	10,000
Peter Vanderwicken	10,979	8,586
Nechama J. Cox	13,775	5,775
Stuart Harbron	790	790
Giulio Pontecorvo	4,169	100
Robert T. Bauer (resigned 22 July 2005)	500	500

Share Options

As of 31 March 2006, there were no share options outstanding.

DIRECTORS' REPORT (Continued)

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 14 June 2006

Isaiah W. Cox	Rodney T. Cox
Director	Director

CHORUS MOTORS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 68312

Financial Statements

for the year ended 31 March 2006

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CHORUS MOTORS PUBLIC LIMITED COMPANY

We have audited the financial statements of Chorus Motors plc for the year ended 31 March 2006 set out on pages 12 to 17. These financial statements have been prepared under the historical cost convention and the accounting policies set out on page 14.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward-Looking Statement on page 4.

AUDITORS' REPORT (Continued)

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2006, and of the profit for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, the Gibraltar Companies (Accounts) Ordinance 1999, and the Gibraltar Companies (Consolidated Accounts) Ordinance 1999.

Moore Stephens

Gibraltar
14 June 2006

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2006

	Note	2006 $	2005 $
Revenue	1	1,016,448	550,000
Expenditure			
Administrative fees	7	(64,800)	(614,800)
Retained profit (loss) for the year		951,648	(64,800)
Retained losses brought forward		(388,800)	(324,000)
Retained earnings carried forward		$ 562,848	$ (388,800)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 14 to 17 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2006

	Notes	2006 $	2005 $
Investments	2	68,411	69,333
Current Assets			
Debtors	3	12,542,531	10,486,439
Creditors – amounts falling due within one year	4	69,333	69,333
Net Current Assets		12,473,198	10,417,106
Total Net Assets		$ 12,541,609	$ 10,486,439
Capital and Reserves			
Called up Share Capital	5,6	65,728	64,947
Share Premium Account	5,6	11,913,033	10,810,292
Profit and Loss account	6	562,848	(388,800)
Total Shareholders' Funds		$ 12,541,609	$ 10,486,439

Signed on behalf of the Board of Directors on 14 June 2006

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 14 to 17 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2006

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
The financial statements are prepared in accordance with the historical cost convention.

b. Revenue
Revenue in the current year represents profit from the sales of Wheeltug plc shares. During the previous financial year revenue was received for delivery of WheelTug™ prototype products for end user testing by The Boeing Company.

c. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

d. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

e. Consolidation
Consolidated accounts are not presented since the accounts of the company and its subsidiaries are consolidated in the accounts of the ultimate parent company.

f. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 6 to 8.

g. Cash Flow Statements
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

h. Taxation
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £450 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2065 (Continued)

2. INTERESTS IN GROUP UNDERTAKING

The Company has the principal ownership interests and invested amounts in its subsidiary:

	Ownership Interest		Investments	
	2006	2005	2006	2005
	$	$	$	$
WheelTug plc	97.55%	100.00%	$ 68,411	$ 69,333

3. DEBTORS

	2006	2005
	$	$
Loan to parent company	$ 12,542,531	$ 10,486,439

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment

4. CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR

	2006	2005
	$	$
Amounts due to subsidiary undertakings:		
WheelTug plc	$ 69,333	$ 69,333

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2006 (Continued)

5. CALLED UP SHARE CAPITAL

	2005 $	2004 $
Authorised share capital		
10,000,000 ordinary shares @ $0.01 each	$ 100,000	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2004	6,396,467	63,965	9,764,065	9,828,030
Shares issued during the year	98,302	982	1,046,227	1,047,209
At 31 March 2005	6,494,769	64,947	10,810,292	10,875,239
Shares issued during the year	79,054	781	1,102,741	1,103,522
At 31 March 2006	6,573,823	$ 65,728	$ 11,913,033	$ 11,978,761

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

6. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2004	63,965	9,764,065	(324,000)	9,504,030
Shares issued during the year	3,522	1,046,227	–	1,047,209
Loss for the year	–	–	(64,800)	(64,800)
At 31 March 2005	64,947	10,810,292	(388,800)	10,486,439
Shares issued during the year	781	1,102,741	–	1,103,522
Profit for the year	–	–	951,648	951,648
At 31 March 2006	$ 65,728	$ 11,913,033	$ 562,848	$ 12,541,609

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2006 (Continued)

7. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2006, the Company was charged $ 64,800 (2005 - $614,800) in fees for administrative services provided by the ultimate Parent Company.

8. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar